Exhibit 99.1

Supplementary Agreement to Equity Transfer Agreement

This Supplementary Agreement to Equity Transfer Agreement (the “Supplementary Agreement”) is made and entered into as of February 23, 2022 in Wuxi, Jiangsu Province, People’s Republic of China (For this Agreement only, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan, hereinafter referred to as “China” or “PRC”) by and among:

1. Wuxi Kingway Technology Co., Ltd. (无锡王道科技有限公司), a company organized and existing under the laws of PRC, with a registered No. of 913202140710031457 (“Original Transferee”)；

2. Skillful Craftsman Network Technology (Wuxi) Limited (能工网络科技（无锡）有限公司), a company organized and existing under the laws of PRC, with a registered No. of [***] (“New Transferee”)；

3. Wuxi Talent Home Technology Co., Ltd. (无锡人才之家科技有限公司), a company incorporated and existing under the laws of PRC, with a registered No. of [***] (“Target Company”);

4. Yang Xiaofeng (杨晓峰) , a PRC citizen with his identification No. of [***]；

5. Jin Peizhen (靳佩臻) , a PRC citizen with his identification No. of [***]；

6. Xu Jianjun (许建军) , a PRC citizen with his identification No. of [***] (“Guarantor”);

Yang Xiaofeng and JinPeizhen hereinafter is collectively referred to as “Transferors”.

The above parties hereinafter are referred to as “Parties” collectively and as “Party” individually.

WHEREAS the Original Transferee, Transferors, Target Company and Guarantor have entered into the Equity Transfer Agreement (with the annexes and supplements under it collectively referred to as “Original Agreement”) on the date of January 28th, 2022, in consideration of the mutual covenants herein contained, NOW the Parties agree as follows:

1. From February 23, 2022 (the “Date of Modification”), the contracting parties of the Original Agreement shall be the New Transferee, Transferor, Guarantor and Target Company, instead of the Original Transferee, Transferor, Guarantor and Target Company. The New Transferee replaces the Original Transferee and becomes the Transferee in the Original Agreement, and the New Transferee assumes the rights and obligations of the Original Transferee in the Original Agreement, and assumes the corresponding responsibilities in accordance with the Original Agreement.

2. After the Date of Modification, the New Transferee, as the successor of the Original Agreement, assumes all the rights and obligations of the Original Transferee under the Original Agreement, becomes one of the shareholders of the Target Company, holds 60% of its equity, and enjoys the corresponding shareholder’s rights and assume corresponding shareholder’s obligations.

3. The Transferor, the Guarantor and the Target Company shall ensure that all necessary support and cooperation will be provided for the change of the Transferee of the Original Agreement from the Original Transferee to the New Transferee.

4. The deadline of Closing stipulated in Article 7.2 of the Original Agreement shall be March 20, 2022, and all Parties shall urge all the prerequisites for Closing to be satisfied as soon as possible and complete the Closing no later than the aforementioned deadline.

5. Except otherwise stipulated in this Supplementary Agreement, other terms in the Original Agreement remain unchanged. All terms in this Supplementary Agreement, unless otherwise stated, have the same definitions as in the Original Agreement.

6. This Supplementary Agreement will take effect from the date when the legal representative or authorized representative of each party signs and affixes the official seal or signs by himself.

7. This Supplementary Agreement is written in Chinese and English. If there is any discrepancy between Chinese and English version, the Chinese version shall prevail. This Supplementary Agreement can be signed in multiple copies, each with the same legal effect.

(Reminder of this page below intentionally left blank)

(Signature page of Supplementary Agreement to Equity Transfer Agreement)

IN WITNESS WHEREOF, this Supplementary Agreement has been signed by the Parties at the date shown at the top of this Agreement.

Target Company:

Wuxi Talent Home Technology Co., Ltd. (无锡人才之家科技有限公司) (Official Seal)

/s/ Official Seal
Signature：	/s/ Yang Xiaofeng
Name: Yang Xiaofeng
Position: Legal representative

Transferor:

Yang Xiaofeng and Jin Peizhen

Signature：	/s/ Yang Xiaofeng
Signature：	/s/ Jin Peizhen

Guarantor:

Xu Jianjun

Signature：	/s/ Xu Jianjun

(Signature page of Supplementary Agreement to Equity Transfer Agreement)

IN WITNESS WHEREOF, this Agreement has been signed by the Parties at the date shown at the top of this Agreement.

Original Transferee:

Wuxi Kingway Technology Co., Ltd. (无锡王道科技有限公司) (Official Seal)

/s/ Official Seal
Signature:	/s/ Gao Xiaofeng
Name: Gao Xiaofeng
Position: Legal representative

New Transferee:

Skillful Craftsman Network Technology (Wuxi) Limited (能工网络科技（无锡）有限公司) (Official Seal)

/s/ Official Seal
Signature：	/s/ Gao Xiaofeng
Name: Gao Xiaofeng
Position: Legal representative

4